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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                 August 22, 2005

                             Commission File Number:
                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                         (1267) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X   Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes    No X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes    No X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes    No X
                                   ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                  MetroGAS S.A.

                                TABLE OF CONTENTS

Item
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  1.     Press Release dated August 19, 2005 announcing the extension of
         MetroGAS' APE Solicitation.

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                                                                         Item 1.
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[GRAPHIC OMITTED]
www.metrogas.com.ar
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FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                      Financial Information Advisor
Pablo Boselli, Financial Manager                   Lucia Domville
(pboselli@metrogas.com.ar)                         (ldomville@nyc.rr.com)
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(5411) 4309-1511                                   (917) 375-1984

METROGAS ANNOUNCES THE EXTENSION OF ITS SOLICITATION OF CONSENTS TO RESTRUCTURE
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                      ITS UNSECURED FINANCIAL INDEBTEDNESS
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         BUENOS AIRES, August 19, 2005 - MetroGAS S.A. (the "Company") today announced that it is further extending its solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and support agreements committing holders of its Existing Bank Debt, to execute an acuerdo preventivo extrajudicial (the "APE") until 5:00 p.m., New York City time, on October 19, 2005, unless further extended by the Company.

         APE Solicitation

         As of 5:00 p.m., New York City time, on August 18, 2005, powers of attorney and support agreements had been received with respect to approximately U.S.$75,983,000 principal amount of Existing Debt.

         The APE Solicitation will remain in all respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 7, 2003.

         THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. NEITHER THE RIGHTS NOR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED AND WILL NOT REGISTER UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. THE APE SOLICITATION IS NOT BEING AND WILL NOT BE MADE TO HOLDERS

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OF EXISTING DEBT LOCATED IN ITALY AND WILL BE MADE TO THEM, IF AT ALL, AT A
LATER DATE AND IN FULL COMPLIANCE WITH ITALIAN LAWS AND REGULATIONS.

         The Settlement Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone and fax numbers are (212) 623-5136 and (212) 623-6216, respectively.

         Any holder wishing to receive a copy of the Solicitation Statement and/or ancillary documents should contact J.P. Morgan Securities Inc. at 1-877-217-2484 in the United States or JPMorgan Chase Bank Buenos Aires at 54-11-4348-3475/4325-8046 in Argentina.